UNITES STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                             SEC File Number 0-19118


 (Check one):[X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10Q [ ] Form N-SAR

                       For Period Ended December 31, 1999

                       [ ] Transition  Report of Form 10-K
                       [ ] Transition Report on Form  20-F
                       [ ] Transition  Report  on  Form  11-K
                       [ ] Transition  Report on Form 10-Q
                       [ ] Transition  Report on Form N-SAR
                       For the Transition Period Ended:_______________________


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Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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         If the  notification  relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

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Part I - Registrant Information
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Abraxas Petroleum Corporation
(Full Name of Registrant)

500 North Loop 1604 East, Suite 100
San Antonio, TX 78232
(Address of Principal Executive Office)

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Part II Rules 12b-25 (b) and (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks Relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort and expense.
(b) The subject annual report, semi-annual report, transition report of Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

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Part III - Narrative
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Abraxas Petroleum Corporation ("Abraxas") closed the sale of its interest in certain crude oil and natural gas producing properties in the State of Wyoming on Friday, March 31, 2000. The timing of this asset disposition does not allow adequate time to incorporate its impact on the financial condition and results of operations of Abraxas as reported in Abraxas' Annual Report on Form 10-K without unreasonable effort or expense.

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Part IV - Other Information
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(1) Name and telephone number of person to contact in regard to this notification


Chris E. Williford                 210                         490-4788
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  (Name)                        (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) if the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                    [X] Yes                   [ ] No

(3) Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof

                                    [X] Yes                   [ ] No

         For the year ended December 31, 1999, Abraxas incurred a non-cash charge to earnings of $19.1 million relating to the impairment of its crude oil and natural gas producing properties.

                          Abraxas Petroleum Corporation
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date_______________________                   By______________________________